Quoin Pharmaceuticals Ltd.

Azrieli Center, Round Tower, 30th Fl.

132 Menachem Begin Blvd

Tel Aviv, 6701101

June 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quoin Pharmaceuticals Ltd.

Request for Withdrawal of Registration Statement on Form F-3

Filed June 14, 2022

File No. 333-265596

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Quoin Pharmaceuticals Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2022, including all exhibits filed therewith (the “Registration Statement”), be withdrawn, effective as of the date hereof. The Company has determined not to proceed at this time with the proposed offering and sale of the securities to be covered by the Registration Statement. The Registration Statement was not declared effective, and none of the Company’s securities have been issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for potential future use.

Pursuant to the requirements of Rule 477 and Rule 478(c) under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

/s/ Dr. Michael Myers
Dr. Michael Myers
Chief Executive Officer

cc:	Yelena Barychev and Peter I Tsoflias, Blank Rome LLP